Stolt-Nielsen S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax:  +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom



      Stolt-Nielsen to Seek U.S. Supreme Court Review to Prevent Attempt by
                 Justice Department to Breach Amnesty Agreement

London, England - July 14, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today announced, upon the formal issuance of the March 2006 Third Circuit decision, that it will seek U.S. Supreme Court review of that Third Circuit decision. The Company is doing so to prevent the attempt by the Justice Department's Antitrust Division to breach the Amnesty Agreement that protects Stolt-Nielsen from criminal prosecution.

"The rule of law and fundamental fairness demand that bargained-for promises, especially those given by Antitrust Division prosecutors, be kept," said James
B. Hurlock, an outside director and Chair of the SNSA Board of Directors' Legal Affairs Committee. Hurlock added, "We went into the Amnesty Program in order to protect our shareholders, and that remains our goal."

In January 2005, a U.S. federal district court in Philadelphia found that the Amnesty Agreement between Stolt-Nielsen and the Antitrust Division precluded any criminal prosecution of the Company or its executives.

The district court remains the only court to have considered this case on its merits. After an evidentiary hearing featuring live witness testimony from both sides, that court issued an injunction barring the Division from bringing any indictment. The district court made 89 findings of fact, including that Stolt-Nielsen had performed its side of the bargain. The Antitrust Division has successfully prosecuted other firms based on Stolt-Nielsen's cooperation.

In March 2006, a two-judge panel of the Third Circuit appeals court reversed the injunction on narrow separation of powers grounds, holding that district courts do not have the authority to enjoin the Division prior to an indictment. The Third Circuit did not, however, disagree with the district court's factual findings, including its conclusion that prosecution by the Antitrust Division would breach the Amnesty Agreement.

The Third Circuit further held that the appropriate procedure was for Stolt-Nielsen, following any indictment, to file a pretrial motion to dismiss the indictment based on the Amnesty Agreement defenses. The Third Circuit emphasized that Stolt-Nielsen could file such a motion immediately after any indictment. The Third Circuit ruling became official today, when the Court issued its mandate.

Stolt-Nielsen today reiterated its determination to exercise all of its legal rights and remedies to resist any Antitrust Division prosecution. Stolt-Nielsen will be seeking a U.S. Supreme Court ruling on the authority of federal courts to enjoin prosecutions.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

If the Antitrust Division seeks indictment of the Company, the Company will promptly move to dismiss the indictment. On such a motion, the Company would advance the very same legal arguments it prevailed upon when it convinced the district court to enjoin any prosecution based on its written Amnesty Agreement with the Antitrust Division.

Contact:          Jan Chr. Engelhardtsen
                  UK 44 20 7611 8972
                  jengelhardtsen@stolt.com

                  Richard M. Lemanski
                  U.S. 1 203 299 3604
                  rlemanski@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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